                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)/1/


                         Buckeye Cellulose Corporation
                      ------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                         (Title of Class of Securities)

                                   11815H104
                                  -----------
                                 (CUSIP Number)


                              Page 1 of 16 Pages


-------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (10-88)

-----------------------                                  ---------------------
  CUSIP NO.  11815H104                                     PAGE 2 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Capital Partners, L.P.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 36-3863140
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          121,000 (see Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          121,000 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    121,000 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 11815H104                                     PAGE 3 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners, L.P.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 36-3863141
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          121,000 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          121,000 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      121,000 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  11815H104                                     PAGE 4 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners, Inc.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 36-3856522
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          121,000 (see Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          121,000 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9    121,000 (See Item 4)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:
             --------------

             Buckeye Cellulose Corporation (the "Company").

Item 1(b)    Address of Issuer's Principal Executive Offices:
             -----------------------------------------------

             1001 Tillman Street
             Memphis, Tennessee 38112

Item 2(a)    Names of Persons Filing:
             -----------------------

             Madison Dearborn Capital Partners, L.P.
             Madison Dearborn Partners, L.P.
             Madison Dearborn Partners, Inc.

             Madison Dearborn Capital Partners, L.P. ("MDCP") was the record owner of the shares of common stock covered by this statement as of December 31, 1996. MDCP is managed by its general partner, Madison Dearborn Partners, L.P. ("MDP"). Dispositive and voting power of securities owned by MDCP and managed by MDP is shared by an advisory committee of limited partners of MDP (the "L.P. Committee") and by Madison Dearborn Partners, Inc. ("MDP, Inc."), the general partner of MDP. MDCP, MDP and MDP, Inc. are collectively referred to herein as the "Reporting Persons". Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each member of the L.P.
             Committee: (i) name, (ii) address of principal business office, and
             (iii) citizenship. Appendix B, which is incorporated herein by reference, sets forth the same information for the director of MDP, Inc.

Item 2(b)    Address of Principal Business Office or, if none, Residence:
             -----------------------------------------------------------

             The principal business address of the Reporting Persons is Three First National Plaza, Suite 1330, Chicago, Illinois, 60602.

Item 2(c)    Citizenship:
             -----------

             MDCP and MDP are limited partnerships organized under the laws of the State of Delaware. MDP, Inc. is a corporation organized under the laws of the State of Delaware.


                               Page 5 of 16 Pages

Item 2(d) Title of Class of Securities:
          ----------------------------

          Common Stock, par value $.01 per share.

Item 2(e) CUSIP No.:
          ---------

          11815H 10 4

Item 3    If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b),
          ------------------------------------------------------------------
          check whether the person filing is a:
          ------------------------------------

          This statement is filed as an amendment to the Reporting Persons'
          Schedule 13G, originally filed pursuant to Rule 13d-1(c). Since the original Schedule 13G was not filed pursuant to Rule 13d-1(b), the listed alternatives are not applicable.

Item 4    Ownership:
          ---------

     (a)  Amount Beneficially Owned:

          MDCP was the registered owner of 121,000 shares of common stock of the Company (the "Shares") as of December 31, 1996. MDP is the general partner of MDCP and exercises investment and voting control over securities owned by MDCP. Investment and voting control over securities owned by MDCP is shared at MDP by the L.P. Committee, the members of which are listed on Appendix A of this statement, and by MDP, Inc., the general partner of MDP. The director of MDP, Inc. is set forth on Appendix B of this statement. Thus, by virtue of the investment and voting control exercised by MDP as general partner of MDCP and shared by members of the L.P. Committee and by MDP, Inc., each of the Reporting Persons may be deemed to have beneficially owned the Shares. In 1996, MDCP distributed an aggregate of 557,222 shares of common stock of the Company to MDP, and MDP distributed the same number of shares to the members of the L.P. Committee, in each case in accordance with the terms of the related partnership agreements. Such shares, together with the shares reported hereunder, comprise less than 5% of the total common stock outstanding on December 31, 1996. To the knowledge of the Reporting Persons, the members of the L.P. Committee own no additional shares of common stock, or rights to acquire common stock, except for Mr. Samuel M. Mencoff, who has an option to purchase 5,000 shares of common stock issued under the Company's stock option plan for non-employee directors.


                               Page 6 of 16 Pages

     (b) Percent of Class: (Based on 19,185,998 shares outstanding)

         0.6%

     (c) Number of Shares as to which such person has:

         (i) Sole power to vote or to direct the vote:

             None

        (ii) Shared power to vote or to direct the vote:

             121,000 (MDCP, MDP, MDP, Inc.)

       (iii) Sole power to dispose or to direct the disposition of:

             None

        (iv) Shared power to dispose or to direct the disposition of:

             121,000 (MDCP, MDP, MDP, Inc.)

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          If this statement is filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficially owners of more than five percent of the class of securities, check the following [ X ].

Item 6    Ownership of More Than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not applicable

Item 7    Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company:
          ---------------------------------------------------------

          Not applicable

Item 8    Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not applicable


                               Page 7 of 16 Pages

Item 9    Notice of Dissolution of Group:
          ------------------------------

          Not applicable

Item 10   Certification:
          -------------

          Not applicable


                               Page 8 of 16 Pages

                            EXHIBITS AND APPENDICES


Exhibit I Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Appendix A          Schedule Setting Forth (i) Name, (ii) Address of Principal
                    Place of Business, and (iii) Citizenship for each member of the L.P. Committee of Madison Dearborn Partners, L.P.

Appendix B          Schedule Setting Forth (i) Name, (ii) Address of Principal
                    Place of Business, and (iii) Citizenship for the Director of Madison Dearborn Partners, Inc.


                               Page 9 of 16 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 5, 1997

                              Madison Dearborn Capital Partners, L.P.
                         By:  Madison Dearborn Partners, L.P.
                         Its:     General Partner
                         By:  Madison Dearborn Partners, Inc.
                         Its:     General Partner



                         By:    /s/ GARY J. LITTLE
                            ------------------------------
                         Print Name:  Gary J. Little
                         Title:  Vice President


                              Page 10 of 16 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 5, 1997

                                    Madison Dearborn Partners, L.P.
                              By:   Madison Dearborn Partners, Inc.
                              Its:    General Partner



                              By:     /s/ GARY J. LITTLE
                                  ---------------------------
                              Print Name:  Gary J. Little
                              Title:  Vice President


                              Page 11 of 16 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 5, 1997

                                    Madison Dearborn Partners, Inc.


                              By:     /s/ GARY J. LITTLE
                                   -------------------------------
                              Print Name:  Gary J. Little
                              Title:  Vice President


                              Page 12 of 16 Pages

                                   EXHIBIT I
                                   ---------

                      SCHEDULE 13G JOINT FILING AGREEMENT

          The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

          (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

          (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.


                           *     *     *     *     *

Date: February 5, 1997


      Madison Dearborn Partners, L.P.            Madison Dearborn Capital Partners, L.P.
By:   Madison Dearborn Partners, Inc.      By:   Madison Dearborn Partners, L.P.
Its:    General Partner                    Its:    General Partner
                                           By:   Madison Dearborn Partners, Inc.
                                           Its:    General Partner

By:     /s/ GARY J. LITTLE
     ---------------------------
Print Name:  Gary J. Little
Title:  Vice President                     By:    /s/ GARY J. LITTLE
                                               --------------------------
                                           Print Name:  Gary J. Little
                                           Title:  Vice President



     Madison Dearborn Partners, Inc.


By:       /s/ GARY J. LITTLE
     ---------------------------
Print Name:  Gary J. Little
Title:  Vice President


                              Page 13 of 16 Pages

                                   APPENDIX A


        Members of the L.P. Committee of Madison Dearborn Partners, L.P.
        ----------------------------------------------------------------


                                Address of Principal
Name                            Business Office                 Citizenship
----                            ---------------                 -----------

John A. Canning, Jr.            Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

Paul J. Finnegan                Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

William J. Hunckler,III         Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

Samuel M. Mencoff               Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

Paul R. Wood                    Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

Justin S. Huscher               Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

Benjamin D. Chereskin           Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

Thomas R. Reusche               Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

James N. Perry, Jr.             Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

Nicholas W. Alexos              Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

Timothy P. Sullivan             Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602


                              Page 14 of 16 Pages


        Members of the L.P. Committee of Madison Dearborn Partners, L.P.
        ----------------------------------------------------------------


Gary J. Little                  Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

David F. Mosher                 Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602


                              Page 15 of 16 Pages

                                   APPENDIX B

                  Director of Madison Dearborn Partners, Inc.
                  -------------------------------------------

                                Address of Principal
Name                            Business Office                 Citizenship
----                            ---------------                 -----------
John A. Canning, Jr.            Three First National Plaza      United States
                                Suite 1330
                                Chicago, IL  60602

                              Page 16 of 16 Pages